Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Screaming Eagle Acquisition Corp. (ROC #382856) (the “Company”)

TAKE NOTICE that by minutes of an extraordinary general meeting of the Shareholders of the Company held 9 April 2024, the following special resolution was passed:

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

RESOLVED, as a special resolution THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

(a)	the deletion of the existing Article 17.2 in its entirety and the insertion of the following language as a new Article 17.2:

“17.2 Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”) (a) at any time and from time to time at the option of the holders thereof (where the holders of such Shares have waived any right to receive funds from the Trust Account); and (b) concurrently with or immediately following the consummation of a Business Combination.”

(b)	the deletion of the existing Article 51.2 in its entirety and the insertion of the following language as a new Article 51.2:

“51.2 Prior to the consummation of a Business Combination, the Company shall either:

(a)	submit such Business Combination to its Members for approval; or

(b)

provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares. Such obligation to repurchase Shares is subject to the completion of the proposed Business Combination to which it relates.”

www.verify.gov.ky File#: 382856	Filed: 09-Apr-2024 16:53 EST Auth Code: K66486970934

(c)	the deletion of the existing Article 51.5 in its entirety and the insertion of the following language as a new Article 51.5:

“51.5 Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, in connection with any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and consummated.”

(d)	the deletion of the existing Article 51.7 in its entirety and the insertion of the following language as a new Article 51.7:

“51.7 In the event that the Company does not consummate a Business Combination on or before June 15, 2024 (or such earlier date as determined by the board of Directors and included in a public announcement), or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)

as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)

as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.”

(e)	the deletion of the existing Article 51.8 in its entirety and the insertion of the following language as a new Article 51.8:

“51.8 In the event that any amendment is made to this Article:

(a)

to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100 per cent of the Public Shares if the Company has not consummated a Business Combination on or before June 15, 2024 (or such earlier date as determined by the board of Directors and included in a public announcement), or such later time as the Members may approve in accordance with the Articles; or

www.verify.gov.ky File#: 382856	Filed: 09-Apr-2024 16:53 EST Auth Code: K66486970934

(b)

with respect to any other material provisions relating to Member’s rights or preinitial Business Combination activity, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares.”

(f)	the deletion of the existing Article 51.10 in its entirety and the insertion of the following language as a new Article 51.10:

“51.10 Except in connection with the conversion of Class B Shares into Class A Shares pursuant to Article 17 where the holders of such Shares have waived any right to receive funds from the Trust Account, after the issue of Public Shares, and prior to the consummation of a Business Combination, the Directors shall not issue additional Shares or any other securities that would entitle the holders thereof to (i) receive funds from the Trust Account or (ii) vote as a class with Public Shares on a Business Combination.”

/s/ Alec Pultr
Alec Pultr
Corporate Administrator for and on behalf of Maples Corporate Services Limited

Dated this 9th day of April 2024.

www.verify.gov.ky File#: 382856	Filed: 09-Apr-2024 16:53 EST Auth Code: K66486970934